INDEMNITY AGREEMENT

         This Agreement is made as of the day of , 2005, between , an individual, ("Indemnitee") and Redwood Microcap Fund, Inc., a Colorado corporation ("Company") with reference to the following circumstances:

A.      The Indemnitee is an existing or former officer and/or member of the Board of Directors of the Company;

B.      The Company desires to indemnify or reimburse the Indemnitee with respect to certain matters.

        Now therefore, for good and valuable consideration, the receipt and sufficiency whereof is acknowledged, the parties agree as follows:

             1.       Indemnification. The Company shall indemnify the Indemnitee to the maximum extent permitted by Colorado law, the Company's Certificate of Incorporation and Bylaws, it being the intention of the Company to afford the Indemnitee the maximum protection legally possible at all times.

             2.       Advancement of Expenses. Upon written request of the Indemnitee, the Company shall advance such monies for expenses of any action for which Indemnitee may be entitled to indemnification as the Indemnitee may reasonably request to enable the Indemnitee to protect reasonably his or her interests upon receipt of an undertaking by Indemnitee, in form and substance satisfactory to the Company to reimburse the Company for all monies so advanced in the event a final determination is made by a competent court of law that the Indemnitee was not, under the applicable law, entitled to recover any such expenses from the Company.

             3.       Notice of Claim(s). The Indemnitee agrees to give the Company prompt notice of each and every claim which might result in indemnification hereunder and to cooperate fully with the Company in the defense of any such claim. The Company shall be entitled to appoint counsel reasonable satisfactory to the Indemnitee, to assume the defense of Indemnitee in any such action, and Indemnitee agrees to cooperate fully in defending against each such claim. The Indemnitee agrees not to enter into any settlement or other compromise arrangement without the prior written consent of the Company as to any such claim that may arise out of an indemnifiable event for which the Company is obliged to bear the expenses thereof.

                  4.        Subrogation. As to any expenses or payment incurred by the Company, the Company shall be subrogated to the Indemnitee's rights against any third party with respect to same.

                  5.       Severability. If any section of this Agreement, or any part thereof, is found to be of no legal effect by a final decision of a court of competent jurisdiction, the remaining sections and any part or parts thereof, shall remain in full force and effect.

                  6.       Binding Effect. This Agreement shall be binding on the parties hereto, their legal representatives, successors and assigns and shall supercede any prior agreement covering the same subject matter.

                  7.       Governing Law. This Agreement shall be governed by and construed in accordance with applicable federal law and the laws of the State of Colorado and applicable federal law.

                  8.       Notices. Any notices required or allowed to be given hereunder shall be in writing and shall be effective upon receipt by the other party hereto.

                  9.       Attorneys Fees. Indemnitee shall be entitled to recover from Company his or her attorneys fees and expenses incurred in connection with any action to enforce Indemnitee's rights under this Agreement, if Indemnitee is successful, in whole or in part, in any such action.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first shown above.
INDEMNITEE:
REDWOOD MICROCAP FUND, INC.
By:___________________________